Exhibit 99.1

Nano Dimension Announces Sale of DragonFly LDM®
System to an Academy of Engineering Physics in the Pacific Rim

Sunrise, Florida, December 29, 2020 – Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, today announced that it has sold a DragonFly LDM® system for additive manufacturing of High-Performance Electronic Devices (Hi-PEDs™) to an Academy of Engineering Physics in the Pacific Rim. The DragonFly LDM® system is the only technology in the world that uses digital files and 3D simultaneous printing of dielectric and conductive materials to rapidly produce high performance multi-layered electronic parts. The new customer is a leading research institution, focused on research involving plasma physics, material sciences, materials chemistry, and chemical engineering.

Yoav Stern, CEO and President of Nano Dimension, commented: “The fact that another highly respected research institution has chosen our DragonFly LDM® system to enhance their research capacities, demonstrates the power and potential of our world-leading technology. Though our sales pipeline has been affected by the pandemic, we are very pleased with this contract, as it is representative of our primary target markets during the COVID-19 pandemic. Importantly, this contract suggests that the Asia Pacific Region may be in the early stages of recovery from the Covid-19 pandemic, which would bode well for our sales opportunities in that region. As Covid-19 vaccines become widely available in 2021 and pandemic related restrictions are lifted, we are confident that the commercialization of our technology will be accelerated. ”

The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and protect IP, which is critically important, represents a paradigm shift in how industry and research institutions will research, develop, and produce Hi-PEDs™.

Yoav Stern added: “Thanks to shareholders’ support, we now have approximately $425M (not including $250 million Registered Direct Offering which was priced on December 27, 2020) in cash and are well positioned to capitalize on our near-term initiatives. During the latter phases of the Covid-19 pandemic, we are focusing our efforts on developing next generation systems with high volume production capabilities. With the support of Needham & Co., we are also actively pursuing M&A opportunities, targeting companies that complement our technology and that will strengthen our sales and distribution channels.”

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the effects of the COVID-19 pandemic, focusing efforts on developing next generation systems with high volume production capabilities, and pursuing M&A opportunities. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)